Exhibit 6.8

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT (this “Agreement”) is made as of December 21, 2021 (the “Effective Date”), by and between AUTONOMIX MEDICAL, INC., a Delaware corporation (“Licensor”), and IMPULSE MEDICAL, INC., a Delaware corporation (“Licensee”). Licensor and Licensee are each individually referred to herein without distinction as a “Party” and collectively as the “Parties”.

Recitals

Whereas, Licensor desires to license the Licensed Patents, the Licensed Processes and the Licensed Technology to Licensee subject to the terms and conditions contained in this Agreement; and

Whereas, Licensee wishes to use the Licensed Patents, the Licensed Processes and the Licensed Technology in the Field of Use in connection with the Licensed Products, and Licensor is willing to grant to Licensee a license to and under the Licensed Patents, the Licensed Processes and the Licensed Technology on the terms and conditions contained in this Agreement.

Agreement

Now, Therefore, in consideration of the foregoing and the terms, conditions and covenants hereinafter set forth, Licensor and Licensee hereby agree as follows:

ARTICLE 1

DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the following meanings:

1.1              “Affiliate” means each and every business entity controlling, controlled by or under common control with a Party. For purposes of this definition, “control” shall mean ownership, directly or indirectly, of more than fifty percent (50%) of the voting or income interest of the applicable business entity.

1.2              “Confidential Information” means any information disclosed by a Party (the “Disclosing Party”) to the other Party (the “Receiving Party”), including, without limitation, trade secrets, documents expressly designated as confidential, information related to either Party’s design, drawings, development or manufacturing processes, products, devices, employees, facilities, equipment, security systems, information systems, finances, product plans, marketing plans, suppliers, or distributors and all confidential regulatory applications, regulatory and clinical materials and related filings, applications and data, the content of any unpublished patent applications, operating methods and procedures, marketing, manufacturing, distribution and sales methods and systems, sales figures, pricing policies and price lists and other business information and shall include all confidential information disclosed or accessed by the Parties pursuant to the provisions of this Agreement. “Confidential Information” shall not include information that: (a) is now available or becomes available to the public without breach of this Agreement; (b) is explicitly approved for release by written authorization of the Disclosing Party; (c) is lawfully obtained from a Third Party or parties without a duty of confidentiality; (d) is known to the Receiving Party prior to disclosure as evidenced by prior written records; or (e) is at any time developed by or for the Receiving Party independently of any such disclosure(s) from the Disclosing Party.

1.3              “Damages” means any and all costs, losses, claims, liabilities, fines, penalties, damages and expenses, court costs, and reasonable fees and disbursements of counsel, consultants and expert witnesses incurred by a Party hereto (including any interest payments which may be imposed in connection therewith).

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1.4              “Field of Use” means all therapeutic, diagnostic and prophylactic uses and applications (a) diagnosis and treatment of Cardiovascular conditions including Electrophysiology and/or (b) diagnosis and treatment of hypertension through renal denervation-based methods. Notwithstanding the foregoing, the Field of Use shall not include any indication outside of (a) diagnosis and treatment of Cardiovascular conditions including Electrophysiology and/or (b) diagnosis and treatment of hypertension through renal denervation-based methods.

1.5              “Fundamental Transaction" means that Licensee shall, directly or indirectly, including through subsidiaries, affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not Licensee is the surviving corporation) another entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Licensee or any of its subsidiaries to one or more persons or entities, or (iii) take any similar action.

1.6              “Improvements” means all present and future supplements, changes, derivatives, revisions, updates, advancements, inventions, corrections and modifications that are applicable to the manufacture or use of the Licensed Products or use of the Licensed Patents, the Licensed Processes or the Licensed Technology, whether developed or created by Licensor or Licensee.

1.7              “Intellectual Property” means: (a) any inventions, ideas, discoveries, developments, improvements, innovations and know-how, whether or not subject to patent, copyright or trademark protection; (b) trade secrets; (c) compositions of matter; (d) proprietary procedures, prototypes, products or devices; and

(e) experimental and regulatory results.

1.8              “IPO” means Licensor’s first underwritten public offering of Licensor’s equity securities under the Securities Act of 1933, as amended.

1.9              “Licensed Patents” means all: (a) patents and patent applications listed in EXHIBIT A attached hereto; (b) any international counterparts thereof; (c) any divisionals, continuations, continuations-in-part (except as provided below), refilings, and extensions of any of the foregoing patents and patent applications; (d) all substitutions, reissues, renewals, reexaminations, patents of addition, and inventors’ certificates thereof, patent term extensions and supplementary protection certificates of the foregoing patents; and (e) all patents issuing from any of the foregoing. “Licensed Patents” shall also include patents and/or patent applications which are filed or which issue after the Effective Date to the extent of any claims that covers the Licensed Technology.

1.10            “Licensed Process(es)” means any process or method that is covered in whole or in part by an issued, unexpired claim or a pending claim contained in the Licensed Patents.

1.11            “Licensed Product(s)” means any product or device that is: (a) covered in whole or in part by an issued, unexpired claim or a pending claim contained in the Licensed Patents in the country in which any such product or product part is made, used, imported, offered for sale or sold; or (b) manufactured by using a Licensed Process or is employed to practice a Licensed Process.

1.12            “Licensed Technology” means all tangible or intangible know-how, trade secrets, inventions (whether or not patentable), data, documentation, clinical and preclinical results, analytical reference materials and all confidential and/or proprietary chemical substances, biological materials, devices, prototypes, assays, and technical information (collectively, “Technology”), that has been developed or acquired before the Effective Date (with the right to disclose and sublicense and subject to the rights of third parties as set forth herein) by Licensor to the extent such technology is reasonably necessary or useful for the development, manufacture, use, import, offer for sale or sale of the Licensed Product.

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1.13            “Person” means any individual, corporation partnership association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

1.14            “Qualified Financing” means a private placement of shares of Licensor’s Common Stock, shares of Licensor’s Series A Preferred Stock or newly designated shares of Series B Preferred Stock of Licensor that results in gross proceeds to Licensor of not less than $2.0 million at pre-money valuation (on a fully diluted basis) of not more than $35 million that is closed by Licensor prior to the six (6) month anniversary of the Effective Date.

1.15            “SPAC” means a newly formed special purpose acquisition entity, which (a) has been formed with the purpose of raising capital, (b) has completed an initial public offering resulting in the equity interests of such entity being listed on a national securities exchange, and (c) does not conduct any material business or maintain any material assets other than cash.

1.16            “SPAC Transaction” means a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other business combination between Licensor and a SPAC, provided that the surviving entity in such transaction shall have not less than $25,000,000 in net cash proceeds as a result of the transaction.

1.17             “Sublicensee(s)” means any Person or entity sublicensed by Licensee under this Agreement.

1.18             “Territory” means all of the countries and territories of the world.

1.19              “Third Party” means any Person other than Licensor, Licensee or their respective Affiliates.

ARTICLE 2

GRANT OF LICENSE

2.1               LICENSE GRANT. Subject to the terms and conditions set forth herein, Licensor hereby grants to Licensee an exclusive (even with respect to Licensor), worldwide license under the Licensed Patents, the Licensed Processes and the Licensed Technology and any Improvements thereon made by Licensor, to: (a) use, make, have made, sell, have sold, import, export, practice, develop and commercialize Licensed Products in the Field of Use in the Territory; and (b) make Improvements. Subject to Section 2.2 below, during the Term, at any time prior to the closing by Licensor of an IPO or a SPAC Transaction, Licensor shall not license, sell, covey, transfer or assign any of the Licensed Technology, the Licensed Patents or the Licensed Processes to any Affiliate or other Third Party, without Licensee’s prior written consent.

2.2               SUBLICENSES. Except as set forth in the letter agreement between the parties dated on or about the date hereof, commencing on the later of (the “Standstill Period”) (i) six months from the Effective Date, which date shall be extended to 12 months from the Effective Date if Licensor has completed the Qualified Financing prior to the 6-month anniversary of the Effective Date; or (ii) 90 days after the completion of an IPO or SPAC Transaction, the license granted in Section 2.1 includes the right to grant and authorize sublicenses within the scope thereof. Any sublicenses granted hereunder shall be consistent with the terms and conditions hereof. Licensee shall notify Licensor of any sublicense granted. Licensee agrees that it shall not, and shall cause its representatives not to at any time during the Standstill Period: (a) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for a proposed sublicense of any of the Licensed Patents, the Licensed Processes and the Licensed Technology and any Improvements thereon made by Licensor to any Third Party; (b) participate in any discussions or negotiations regarding, or furnish to any Third Party any nonpublic information with respect to any sublicense of any of the Licensed Patents, the Licensed Processes and the Licensed Technology and any Improvements thereon made by Licensor to any Third Party; (c) engage in discussions with any Third Party with respect to any sublicense of any of the Licensed Patents, the Licensed Processes and the Licensed Technology and any Improvements thereon made by Licensor to any Third Party; or (d) enter into any term sheet, letter of intent or similar document or any contract agreement or commitment contemplating any sublicense of any of the Licensed Patents, the Licensed Processes and the Licensed Technology and any Improvements thereon made by Licensor to any Third Party.

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2.3               Licensed Technology Transfer and Assistance. Licensor shall use Licensor’s best efforts to complete shipment, transfer and delivery, during the thirty (30) day period following the Effective Date, at Licensor’s expense, to Licensee or its designee, copies of all Licensed Technology documentation related to the Licensed Products and the Field of Use (which shall be treated as Licensor’s Confidential Information) within Licensor’s possession or control. For the period running one hundred and twenty (120) days after Licensee’s receipt of the complete copies of the Licensed Technology, Licensor will provide reasonable assistance requested by Licensee to facilitate its understanding of the Licensed Technology, by making one appropriately qualified representative of Licensor (which shall initially be Landy Toth) reasonably available for meetings or teleconferences regarding the content of the Licensed Technology documentation. In addition, upon Licensee’s written request Licensor will provide Licensee with a right of cross-reference or access to or copies of any regulatory filings possessed or controlled by Licensor related to the Licensed Products.

2.4               TERM. Unless terminated earlier pursuant to this Article 6, the term of this Agreement shall commence on the Effective Date and continue in full force and effect on a perpetual basis (the “Term”). During the Term, Licensee’s rights with respect to the Licensed Patents, the Licensed Processes and the Licensed Technology and any Improvements shall, subject to the terms and conditions set forth in this Agreement, be and remain fully- paid and irrevocable.

2.5               Rights in Bankruptcy. All rights and licenses granted under this Agreement are, for purposes of Section 365(n) of the U.S. Bankruptcy Code (i.e., Title 11 of the U.S. Code) or analogous provisions of applicable law outside the United States, licenses of rights to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or analogous provisions of Applicable Law outside the United States. The Parties agree that Licensee, as licensee of such rights under this Agreement, will retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code or any other provisions of applicable law outside the United States that provide similar protection for ‘intellectual property.’ The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against Licensor under the U.S. Bankruptcy Code or analogous provisions of applicable law outside the United States, Licensee will be entitled to a complete duplicate of (or complete access to, as appropriate) such Intellectual Property and all embodiments of such Intellectual Property, which, if not already in Licensee’s possession, will be promptly delivered to it upon Licensee’s written request therefor. Any agreements supplemental hereto will be deemed to be “agreements supplementary to” this Agreement for purposes of Section 365(n) of the U.S. Bankruptcy Code.

ARTICLE 3

PATENT APPLICATIONS AND MAINTENANCE

3.1               Prosecution of Licensed Patents.

(a)                Prior to a Closing by Licensor of an IPO or SPAC Transaction. Prior to the closing by Licensor of an IPO or SPAC Transaction, Licensee shall have the first right to Prosecute and Maintain the Licensed Patents, and any Improvement using patent counsel of its choice, reasonably acceptable to Licensor. Licensee shall keep Licensor reasonably informed regarding matters related to the Prosecution and Maintenance of each patent or patent application within the Licensed Patents and all Improvements related thereto, including, but not limited to, promptly providing to Licensor copies of all significant documents sent to or received from any patent office regarding any such Licensed Patents related thereto, such as patent applications, office actions, amendments, other responses, rejections, notices of interference, re-examinations, oppositions, requests for patent term extensions, and other filings. Licensee shall involve Licensor in the process of preparing documents and other communications to be filed in a patent office with respect to such Licensed Patents (the “Filings”), including without limitation any responses, amendments and declarations and shall use good faith efforts to include Licensor’s reasonable comments and recommendations with respect to the Filings. In the event that Licensee elects to abandon any patent or application within the Licensed Patents or refuses to seek prosecution of Improvements, it shall notify Licensor at least sixty (60) days in advance, in which case Licensor shall have the right to control the Prosecution and Maintenance of such patents and applications (including any patent issuing therefrom), at its sole expense. For purposes of this Section 3.1, “Prosecution and Maintenance” shall mean, with respect to any patent or application therefor, the preparing, filing, prosecuting and maintenance of such patent or application, as well as re-examinations, reissues, requests for patent term extensions and the like with respect to such patents, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect thereto; and “Prosecute and Maintain” shall have the correlative meaning. Following the Effective Date, Licensor shall reimburse Licensee for 50% of all expenses and costs incurred by Licensee to Prosecute and Maintain the Licensed Patents in the Territory after the Effective Date, which shall be paid by Licensor to Licensee within thirty (30) days after Licensee sends a written (or electronic) request for reimbursement to Licensor.

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(b)                Following a Closing by Licensor of an IPO or SPAC Transaction. Following the closing by Licensor of an IPO or SPAC Transaction, Licensor shall have the first right to Prosecute and Maintain the Licensed Patents, using patent counsel of its choice. Following the closing by Licensor of the Qualified Financing but prior to the closing by Licensor of an IPO or SPAC Transaction, the prosecution costs and expenses shall be shared equally between Licensor and Licensee. Licensor shall keep Licensee reasonably informed regarding matters related to the Prosecution and Maintenance of each patent or patent application within the Licensed Patents and all Improvements related thereto, including providing to Licensee copies of all significant documents sent to or received from any patent office regarding any such Licensed Patents related thereto, such as patent applications, office actions, amendments, other responses, rejections, notices of interference, re-examinations, oppositions, requests for patent term extensions, and other filings. Licensor shall involve Licensee in the process of preparing documents and other communications related to the Filings, as reasonably and timely requested by Licensee, including using good faith efforts to include Licensee’s reasonable comments and recommendations with respect to the Filings. In the event that Licensor elects to abandon any patent or application within the Licensed Patents, it shall notify Licensor at least sixty (60) days in advance, in which case Licensor shall have the right to control the Prosecution and Maintenance of such patents and applications (including any patent issuing therefrom), at its sole expense.

3.2               ENFORCEMENT. Subject to the provisions of this Section 3.2, in the event that either Party reasonably believes that any Licensed Patent is being infringed by a Third Party or is subject to a declaratory judgment action arising from such infringement, in each case with respect to the manufacture, use, sale, offer for sale or importation of any product in the Territory in the Field (an “Infringing Product”), such Party shall promptly notify the other Party. In such event, as between the Parties, prior to the closing of the Qualified Financing, Licensee shall have the initial right (but not the obligation) to enforce such Licensed Patents with respect to such infringement, or to defend any declaratory judgment action with respect thereto (an “Enforcement Action”), at Licensee’s expense and following the closing of the Qualified Financing, Licensor shall have the initial right (but not the obligation) to commence an Enforcement Action, at Licensor’s expense.

(a)                Commencing Enforcement Actions. In the event that Licensee or Licensor, as the case may be, fails to commence an Enforcement Action to enforce such Licensed Patent against an infringement in the Territory, which infringement consists of the manufacture, use, sale, offer for sale or importation of an Infringing Product, within one hundred eighty (180) days of a request by the other Party to do so, the other Party may commence an Enforcement Action against such infringement at its own expense; provided that such non-enforcing Party does not provide reasonable rationale for not doing so (including a substantive concern regarding counterclaims by such infringing Third Party). The Party commencing or defending any such Enforcement Action (the “Enforcing Party”) shall keep the other Party reasonably informed of the progress of any such Enforcement Action, and such other Party shall have the right to participate with counsel of its own choice at its own expense. In any event, the other Party shall reasonably cooperate with the Enforcing Party, including providing information and materials, at the Enforcing Party’s request and expense.

(b)                Recoveries. Any recovery received as a result of any Enforcement Action to enforce any Licensed Patent pursuant to this Section 3.2 shall be retained by the Enforcing Party.

3.3               Common Interest Disclosures. With regard to any information or opinions disclosed pursuant to this Agreement by one Party to each other regarding Intellectual Property and/or technology owned by Third Parties, Licensor or Licensee (or its Affiliates), Licensor and Licensee agree that they have a common legal interest in determining whether, and to what extent, Third Party Intellectual Property rights may affect the conduct of the development, manufacturing, marketing and/or sale of the Licensed Products, and have a further common legal interest in defending against any actual or prospective Third Party claims based on allegations of misuse or infringement of Intellectual Property rights relating to the development, manufacturing, marketing and/or sale of the Licensed Products. Accordingly, Licensor and Licensee agree that all such information and materials obtained by Licensor and Licensee from each other will be used solely for purposes of the Parties’ common legal interests with respect to the conduct of the Agreement. All information and materials will be treated as protected by the attorney- client privilege, the work product privilege, and any other privilege or immunity that may otherwise be applicable. By sharing any such information and materials, neither Party intends to waive or limit any privilege or immunity that may apply to the shared information and materials. Neither Party shall have the authority to waive any privilege or immunity on behalf of the other Party without such other Party’s prior written consent, nor shall the waiver of privilege or immunity resulting from the conduct of one Party be deemed to apply against any other Party.

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3.4                COOPERATION. Each Party will cooperate reasonably in the Prosecution and Maintenance of the Licensed Patents. Such cooperation includes (a) promptly executing all papers and instruments and requiring employees to execute such papers and instruments as reasonable and appropriate so as to enable such responsible Party, to file, prosecute, and maintain such Patents in any country; and (b) promptly informing such other Party of matters that may affect the preparation, filing, prosecution, or maintenance of any such Licensed Patents.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1             Corporate Existence and Power. Each Party represents and warrants to the other that it (a) is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated, and (b) has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and is contemplated in this Agreement.

4.2                AUTHORITY. Each Party represents and warrants to the other that it (a) has the requisite power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (b) has taken all necessary action on its part required to authorize the execution and delivery of the Agreement and the performance of its obligations hereunder; and (c) the Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms.

4.3             No Approvals or Consents. Except as otherwise described in this Agreement, each Party represents and warrants to the other that all necessary consents, approvals and authorizations of all governmental authorities and other Persons required to be obtained by such Party in connection with entry into this Agreement have been obtained.

4.4                NO CONFLICT. Each Party represents and warrants to the other that the execution and delivery of the Agreement by such Party and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable law or regulation or any provision of certificate of incorporation or bylaws of such Party in any material way, and (b) do not conflict with, violate or breach or constitute a default or require any consent under, any contractual obligation or court or administrative order by which such Party is bound.

ARTICLE 5

INDEMNITY

5.1               LICENSOR’S INDEMNITY. Licensor shall indemnify, defend and hold Licensee (and its directors, officers, employees, and Affiliates) harmless from and against any and all Damages incurred or suffered by Licensee (and its directors, officers, employees, and Affiliates) (excluding incidental or consequential Damages suffered or incurred by Licensee directly (as opposed to incidental or consequential Damages suffered or incurred by Third Parties who are, in turn, seeking the same from Licensee, which shall be covered by the indemnity set forth herein)) as a consequence of Third Party claims or actions based upon:

(a)                 any breach of any representation or warranty made by Licensor in this Agreement; or

(b)                any failure to perform duly and punctually any covenant, agreement or undertaking on the part of Licensor contained in this Agreement.

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5.2               LICENSEE’S INDEMNITY. Licensee shall indemnify, defend and hold Licensor (and its directors, officers, employees, and Affiliates) harmless from and against any and all Damages incurred or suffered by Licensor (and its directors, officers, employees, and Affiliates) (excluding incidental or consequential Damages suffered or incurred by Licensor directly (as opposed to incidental or consequential Damages suffered or incurred by Third Parties who are, in turn, seeking the same from Licensor, which shall be covered by the indemnity set forth herein)) as a consequence of Third Party claims or actions based on:

(a) any breach of any representation or warranty made by Licensee in this Agreement; or

(b)                any failure to perform duly and punctually any covenant, agreement or undertaking on the part of Licensee contained in this Agreement.

ARTICLE 6

TERMINATION

6.1                Termination. Anything herein to the contrary notwithstanding, this Agreement may be terminated as follows:

(a)                Licensee Voluntary Termination. Licensee may terminate this Agreement at any time by giving ninety (90) days written notice to Licensor of its intention to terminate.

(b)                Termination for Bankruptcy. If either Licensee or Licensor: (i) makes a general assignment for the benefit of creditors; (ii) files an insolvency petition in bankruptcy; (iii) petitions for or acquiesces in the appointment of any receiver, trustee or similar officer to liquidate or conserve its business or any substantial part of its assets; (iv) commences under the laws of any jurisdiction any proceeding involving its insolvency, bankruptcy, reorganization, adjustment of debt, dissolution, liquidation or any other similar proceeding for the release of financially distressed debtors; or (v) becomes a Party to any proceeding or action of the type described above in (iii) or (iv) and such proceeding or action remains undismissed or unstayed for a period of more than sixty(60) days, then the other Party may by written notice terminate this Agreement in its entirety with immediate effect.

(c)                Termination for Default.

(i)                  Licensee and Licensor each shall have the right to terminate this Agreement for default upon the other Party’s uncured failure to comply in any material respect with the terms and conditions of this Agreement. At least thirty (30) days prior to any such termination for default, the Party seeking to so terminate shall give the other written notice of its intention to terminate this Agreement in accordance with the provisions of this Section 6.1(c)(i), which notice shall set forth the default(s) which form the basis for such termination. If the defaulting Party fails to correct such default(s) within thirty (30) days after receipt of notification, or if the same cannot reasonably be corrected or remedied within thirty (30) days, or if the defaulting Party has not commenced curing such default(s) within such thirty (30) days and is not diligently pursuing completion of same, then such non- defaulting Party immediately may terminate this Agreement.

(ii)                This Section 9.1(c) shall not be an exclusive remedy and shall not be in lieu of any other remedies available to a Party hereto for any default hereunder on the part of the other Party.

6.2               Repurchase Rights of Licensor.

(a)                Prior to the Two (2) Year Anniversary of the Effective Date. Licensor may terminate this Agreement any time prior to the two (2) year anniversary of the Effective Date, upon payment of $14,000,000 (the “Early Termination Fee”) by Licensor to Licensee in immediately available funds, by wire transfer to the account as set forth in instructions provided by Licensee to Licensor. Notwithstanding the forgoing, in the event Licensor’s securities are listed on either Nasdaq or NYSE, Licensor may elect to pay the Early Termination Fee by issuing Licensee a number shares of Licensee’s capital stock that are listed for trading on either Nasdaq or NYSE equal to the Early Termination Fee divided by the 20 day volume weighted average price of such Licensor’s shares of capital determined on the date immediately prior to the date that Licensor provides Licensee with written notice of Licensee’s intent to terminate this Agreement pursuant to this Section 6.2(a). In the event that Licensor elects to pay the Early Termination Fee in the form of shares of Licensor’s capital stock, Licensor agrees to provide Licensee usual and customary registration rights for such shares of Licensor’s capital stock issued to Licensee pursuant to this Section 6.2(a) that are consistent with market prevailing terms for PIPE transactions. Licensor and Licensee agree to negotiate in good faith the terms of a mutually acceptable leak-out agreement with respect to the securities to be issued. Upon receipt by Licensee of the Early Termination Fee, this Agreement shall automatically and immediately terminate.

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(b)                Failure to Commercialize by Licensee. If as of the two (2) year anniversary of the Effective Date, Licensee has failed to (i) sublicense Licensee’s rights arising under this Agreement to a Sublicensee for the commercialization of at least one (1) of the Licensed Products in the Field of Use or (ii) Licensee has failed to directly commercialize at least one (1) of the Licensed Products in the Field of Use, then Licensor shall have the continuing right to terminate this Agreement upon payment of $7,000,000 (the “Failure Termination Fee”) by Licensor to Licensee in immediately available funds, by wire transfer to the account as set forth in instructions provided by Licensee to Licensor. For purposes of this Section 6.2(b)(ii), the term “commercialize” shall mean clearance by the U.S. Food and Drug Administration of a premarket submission for the Licensed Product in the Field of Use. Upon receipt by Licensee of the Failure Termination Fee, this Agreement shall automatically and immediately terminate. Notwithstanding the forgoing, in the event Licensor’s securities are listed on either Nasdaq or NYSE, Licensor may elect to pay the Failure Termination Fee by issuing Licensee a number shares of Licensee’s capital stock that are listed for trading on either Nasdaq or NYSE equal to the Failure Termination Fee divided by the 30 day volume weighted average price of such Licensor’s shares of capital determined on the date immediately prior to the date that Licensor provides Licensee with written notice of Licensee’s intent to terminate this Agreement pursuant to this Section 6.2(b). In the event that Licensor elects to pay the Failure Termination Fee in the form of shares of Licensor’s capital stock, Licensor agrees to provide Licensee usual and customary registration rights for such shares of Licensor’s capital stock issued to Licensee pursuant to this Section 6.2(b) that are consistent with market prevailing terms for PIPE transactions. Licensor and Licensee agree to negotiate in good faith the terms of a mutually acceptable leak-out agreement with respect to the securities to be issued.

(c)                 Right of First Refusal. If prior to the two (2) year anniversary of the Effective Date, Licensee receives an offer to (i) sublicense Licensee’s rights hereunder, or (ii) enter into an agreement to complete or completes a Fundamental Transaction (each a “ROFR Event”), then Licensor shall have the right to terminate this Agreement upon payment of the ROFR Event Fee. The “ROFR Event Fee” shall be equal to the consideration to be received by Licensee or its equity holders in connection with the ROFR Event.

6.3               Rights Upon Termination.

(a)                Licensor Rights Upon Termination. In the event of termination of this Agreement by Licensor under Section 6.1(c)(i) or termination by Licensee under Section 6.1(a), the license granted by Licensor pursuant to the terms and conditions of this Agreement shall automatically and immediately terminate.

(b)                Licensee’s Rights Upon Termination Upon Default By Licensor. In the event of termination of this Agreement by Licensee under Section 6.1(c)(i), Licensee shall retain all of the rights under the licenses granted by Licensor to Licensee hereunder.

6.4             Effect of Termination. Upon any termination of this Agreement pursuant to this Article 6, and except as provided herein to the contrary, all rights and obligations of the Parties hereunder shall cease, except that the following rights and obligations shall survive:

(a) Licensor’s and Licensee’s obligations of indemnity under Sections 5.1 and 5.2 hereof, respectively;

(b)                Any cause of action or claim of either Party accrued or to accrue because of any breach or default by the other hereunder;

(c)                 The provisions of Articles 1, 6, 7 and 8 hereof; and

(d)                All other terms, provisions, representations, rights and obligations contained in this Agreement that by their sense and context are intended to survive until performance thereof by either or both Parties.

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ARTICLE 7

ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES

7.1               Confidential Information.

(a)                All Confidential Information furnished under this Agreement by the Disclosing Party shall remain the sole and exclusive property of the Disclosing Party or a Third Party providing such information to the Disclosing Party. Neither Party shall disclose, reproduce, use, distribute, reverse engineer or transfer, directly or indirectly, in any form, by any means or for any purpose the Confidential Information of the other Party, except as expressly permitted by this Agreement. Disclosure of Confidential Information does not confer upon the Receiving Party any license, interest or rights in any Confidential Information except as provided under this Agreement. Each Party shall require its employees to abide by the restrictions of this Agreement and the receiving party shall only allow its independent contractors’ access to Confidential Information upon: (i) the Disclosing Party’s prior written consent; and (ii) such contractors executing a nondisclosure agreement with restrictions no less protective of the Confidential Information than this Agreement. Subject to the terms set forth herein, each party shall protect the other party’s Confidential Information with the same degree of protection and care it uses to protect its own Confidential Information, but in no event less than a reasonable standard of care. The obligations of the Parties under this Section 7.1(a) shall survive the Term by five (5) years.

(b)                Nothing in this Section 7.1 shall prohibit or limit the Receiving Party’s disclosure of Confidential Information pursuant to a requirement of a governmental agency or by operation of law so long as the Receiving Party first notifies the Disclosing Party prior to disclosure in order to give the Disclosing Party an opportunity to seek an appropriate protective order and/or waive compliance with the terms of this Agreement. In this case disclosure shall include only that part of the Confidential Information that the Receiving Party is required to disclose.

(c)                The Receiving Party shall not export or re-export any of the Disclosing Party’s Confidential information, technical data or products received from the Disclosing Party or the direct products of such Confidential Information’s technical data to any proscribed country, unless authorized by the Disclosing Party in writing, and as properly authorized by any applicable regulation of the U.S. government.

(d)                The Receiving Party acquires no Intellectual Property rights from the Disclosing Party under this Agreement, except for the restricted right to use Disclosing Party’s Confidential Information for the express, limited purposes permitted by this Agreement.

(e)                The Receiving Party shall be responsible in all cases for the enforcement of all confidentiality and non-disclosure provisions contained herein as they pertain to the Disclosing Party’s Confidential Information, and shall bear all liability for any violations of these provisions by its subsidiaries, Affiliates, joint ventures, consultants, agents, Third Party contractors and related Persons that are controlled by or under common ownership and control of the Receiving Party.

(f)                 The Parties acknowledge that they do not desire to receive any Confidential Information that is not reasonably necessary or appropriate to the performance of this Agreement or that is not otherwise requested by the Receiving Party. Each Party agrees to use commercially reasonable efforts to avoid such disclosures of Confidential Information to the other.

7.2               Authorized Disclosure. Each Party may disclose Confidential Information belonging to the other Party as expressly permitted by this Agreement or if and to the extent such disclosure is reasonably necessary in the following instances:

(a)                filing, prosecuting, or maintaining the Licensed Patents as permitted by this Agreement;

(b)                 regulatory filings for the Licensed Products that such Party has a license or right to develop or commercialize hereunder in a given country or within the Territory;

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(c)                 prosecuting or defending litigation as permitted by this Agreement;

(d)                complying with applicable court orders or governmental regulations, including regulations promulgated by securities exchanges, provided that any Party making such disclosure shall promptly notify such other Party of such order or regulation upon the receipt thereof, and provide reasonable assistance to such other Party in seeking confidential treatment of such Confidential Information;

(e)                 disclosure to its and its Affiliates’ employees, consultants, contractors, and agents, to its licensees and sublicensees, in each case on a need-to-know basis in connection with the development or commercialization of the Licensed Products in accordance with the terms of this Agreement, in each case under written obligations of confidentiality and non-use at least as stringent as those herein; and

(f)                  disclosure to actual and bona fide potential investors, acquirors, licensees, and other financial or commercial partners solely for the purpose of evaluating or carrying out an actual or potential investment, acquisition, or collaboration, in each case under written obligations of confidentiality and non-use at least as stringent (except with respect to duration, which may be shorter as long as not less than three (3) years) as those herein, provided that if this Agreement is being disclosed the disclosing Party redacts the financial terms and other provisions of this Agreement that are not reasonably required to be disclosed in connection with such potential investment, acquisition, or collaboration, which redaction shall be prepared in consultation with the other Party. Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Section 7.2(c) or Section 7.2(d), it will, except where impracticable, give reasonable advance notice to the other Party of such disclosure and use the same diligent efforts to secure confidential treatment of such Confidential Information as such Party would use to protect its own confidential information, but in no event less than reasonable efforts. In any event, the Parties agree to take all reasonable action to avoid disclosure of Confidential Information hereunder. Any information disclosed pursuant to Section 7.2(c) or Section 7.2(d) shall remain Confidential Information and subject to the restrictions set forth in this Agreement, including the foregoing provisions of this Article 7.

7.3              PUBLICATIONS. Before either Party submits any material based on its development work concerning the Licensed Technology for publication or makes presentation of any such material, such Party shall deliver a complete copy of the material proposed for disclosure to the other Party at least thirty (30) days prior to any such submission for review and written approval. If the reviewing Party notifies the notifying Party that the proposed publication or presentation contains any of its Confidential Information or represents an adverse risk, the notifying Party shall delete such Confidential Information from the proposed publication or presentation.

7.4               Governmental Filings. Licensor and Licensee each agree to prepare and file whatever filings, requests or applications are required to be filed with any governmental authority in connection with this Agreement and to cooperate with one another as reasonably necessary to accomplish the foregoing.

7.5               OTHER MATTERS. On or about the date hereof, Licensee and certain shareholders of Licensee, shall enter into an agreement to (a) during the Standstill Period, not to threaten litigation, commence any litigation or make any written demands against Licensor or certain Licensor employees (or their affiliates); and (b) dismiss with prejudice any claims referenced in (a) upon the closing of the IPO or SPAC Transaction.

ARTICLE 8

MISCELLANEOUS

8.1               Assignment.

(a)                Except as expressly provided hereunder and specifically subject to the limitations set forth in the last sentence of Section 2.1, neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld); provided, however, that either Party may assign or otherwise transfer this Agreement and its rights and obligations hereunder without the other Party’s consent:

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(i)                  in connection with the transfer or sale of all or substantially all of the business or assets of such Party relating to the Licensed Patents, the Licensed Technology and the Licensed Products to a Third Party, whether by merger, consolidation, divesture, restructure, sale of stock, sale of assets, or otherwise; or

(ii)                 to an Affiliate, provided that the assigning Party shall remain liable and responsible to the non-assigning Party hereto for the performance and observance of all such duties and obligations by such Affiliate, and provided further that if the entity to which this Agreement is assigned ceases to be an Affiliate of the assigning Party, the Agreement shall be automatically assigned back to the assigning Party or its successor.

(b)                The rights and obligations of the Parties under this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties specified above, and the name of a Party appearing herein will be deemed to include the name of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this Section 8.1. Any assignment not in accordance with this Section 8.1 shall be null and void.

8.2               FURTHER ACTIONS. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

8.3               NO TRADEMARK RIGHTS. Except as otherwise provided herein, no right, express or implied, is granted by this Agreement to use in any manner the name of Licensor, Licensee or any other trade name or trademark of the either Party or its Affiliates in connection with the performance of this Agreement.

8.4               NOTICES. All notices hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile or email transmission (followed by mailed hard copy), mailed by registered or certified mail (return receipt requested), postage prepaid, or sent by express courier service, to the Parties at the addresses for each set forth below (or at such other address for a Party as shall be specified by like notice, provided, that notices of a change of address shall be effective only upon receipt thereof):

If to Licensor:	Autonomix Medical, Inc.
1 Ivybrook Boulevard, Suite 110A
Ivyland, Pennsylvania 18974
Attention: CEO

If to Licensee:	Impulse Medical, Inc.
***
***
Attention: ***

with a copy to:	Honigman LLP
650 Trade Centre Way, Suite 200
Kalamazoo, Michigan 49002
Attention: Phillip D. Torrence, Esq.
Email: ptorrence@honigman.com
Fax: 269.337.7702

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8.5               WAIVER. Except as specifically provided for herein, the waiver from time to time by either of the Parties of any of their rights or their failure to exercise any remedy shall not operate or be construed as a continuing waiver of same or of any other of such Party’s rights or remedies provided in this Agreement.

8.6               SEVERABILITY. If any term, covenant or condition of this Agreement or the application thereof to any Party or circumstance shall, to any extent, be held to be invalid or unenforceable, then the remainder of this Agreement, or the application of such term, covenant or condition to the Parties or under circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

8.7              Governing Law; Consent to Jurisdiction, Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, without regard to its principles of conflicts of laws. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Texas and the United States District Court for the Southern District of Texas for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each Party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the Parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each Party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

8.8               Collection Costs and Attorneys’ Fees. If a Party shall fail to perform an obligation or otherwise breaches one or more of the terms of this Agreement, the other Party may recover from the non- performing breaching Party all its costs (including actual attorneys’ and investigative fees) to enforce the terms of this Agreement.

8.9               ENTIRE AGREEMENT. This Agreement, including any appendices, exhibits or schedules hereto, constitutes the entire, full and complete agreement between the Parties concerning the subject matter hereof, and supersedes all prior agreements, negotiations, representations and discussions, written or oral, express or implied, between the Parties in relation thereto.

8.10             Counterparts; Electronic Transmission. This Agreement may be executed in one or more counterparts and by facsimile, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Signatures of the Parties transmitted by facsimile or via .pdf format shall be deemed to be their original signatures for all purposes. The words “execution,” “signed,” “signature,” and words of like import shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act, or any other similar state laws based on the Uniform Electronic Transactions Act. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such agreement or instrument, each other Party hereto or thereto will re-execute original forms thereof and deliver them to the other Party. No Party hereto or to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent such defense related to lack of authenticity.

Signatures on Following Page

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In Witness Whereof, Licensor and Licensee have made this Agreement effective as of the Effective Date.

LICENSOR:	LICENSEE:

Autonomix Medical, Inc.	Impulse Medical, Inc.

By: /s/ Robert Schwartz	By: /s/ ***
Name: Dr. Robert Schwartz	Name: ***
Title: CEO	Title: CEO

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